Mail Stop 3561
								December 9, 2005
Richard Leeds
Chief Executive Officer
11 Harbor Park Drive
Port Washington, NY  11050


      Re:	Systemax Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 1-13792


Dear Mr. Leeds:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								William Choi
      Branch Chief